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PARTNERS Matthew D. Bersani Nils Eliasson Alan Y.L. Yeung	Sidharth Bhasin † Colin Law	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Paloma P. Wang

REGISTERED FOREIGN LAWYERS

Andrew D. Ruff ‡	Shichun Tang ‡

Stephanie Tang

To Call Writer Directly:

+852 2978 8028

stephanie.tang@Shearman.com

April 29, 2016

VIA EDGAR

Re:                   China Nepstar Chain Drugstore Ltd.

Amendment No. 1 to Schedule 13E-3

Filed April 21, 2016

File No. 005- 83664

Dear Mr. Orlic,

On behalf of China Nepstar Chain Drugstore Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 26, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005- 83664 (the “Schedule 13E-3”) filed on April 21, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP
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*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

April 29, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Simin Zhang, China Neptunus Drugstore Holding Ltd., Neptunus Global Limited and New Wave Developments Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

*    *    *    *    *

General

1.	We note your response to prior comment 1. Without commenting on the analysis or conclusions set forth in the response, please disclose that Mr. Zhang’s affiliate’s purchase of 50 million shares in July 2015 was not done with a purpose of producing, either directly or indirectly, the effects described in paragraph (a)(3)(ii) of Rule 13e-3. Please also disclose that, in the appropriate filing person’s view, the purchase did not have a reasonable likelihood of producing those effects, and disclose the basis for that view.

In response to the Staff’s comment, we have revised the disclosure on page 21 of the Revised Proxy Statement.

Certain Financial Projections, page 36

2.	We note your response to prior comment 7. Given that Houlihan Lokey used EBITDA in it analyses, please disclose the EBIDTA figures in the disclosure document.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Revised Proxy Statement.

3.	We note your response to prior comment 8. All financial projections prepared by or on behalf of the subject company that are materially related to a Rule 13e-3 transaction must be disclosed to security holders, whether or not used in financial analyses. Please disclose the second set of projections in the book, or the material differences between that set of projections and the set that already appears in the book.

In response to the Staff’s comment, we have revised the disclosure on page 36 of the Revised Proxy Statement. The original version of projections was received by Houlihan Lokey on August 25, 2015.

Opinion of the Special Committee’s Financial Advisor, page 37

4.	We note your responses to prior comments 12 and 13. Despite statements made in the response, the implied premiums sections in both board books appear to represent analyses, concluding that the offer price is below the mean and medium of the measures presented. Please advise as to why these elements of the report are not summarized in the disclosure document, or revise your document to include them. See Item 1015(b)(6) of Regulation M-A.

We respectfully advise the Staff that the implied premium data is illustrative and informative only (similar in nature to historical share price data), and is not presented to offer conclusions on the valuation of the Company.  The premium paid data represents a broad set of factual data only that Houlihan Lokey has not refined or further analyzed to compare to this transaction.  Hence, Houlihan Lokey has not included a premiums paid analysis in the football field on page 10 of the discussion materials prepared by Houlihan Lokey to the Special Committee, dated March 16, 2016, which has been filed as Exhibit (c)- (3) to the Schedule 13E-3.

April 29, 2016

*    *    *    *    *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Simin Zhang, China Neptunus Drugstore Holding Ltd., Neptunus Global Limited and New Wave Developments Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8028.

Sincerely,

/s/ Stephanie Tang
Stephanie Tang
of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 26, 2016 with respect to the Amendment No. 1 to Schedule 13E-3, File No. 005- 83664 (the “Schedule 13E-3”), filed on April 21, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Nepstar Chain Drugstore Ltd.

By:	/s/ Barry J. Buttifant
Name: Barry J. Buttifant
Title: Chairman of the Special Committee

Simin Zhang

/s/ Simin Zhang

China Neptunus Drugstore Holding Ltd.

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

Neptunus Global Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

New Wave Developments Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director